EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

February 6, 2018

AVINO ANNOUNCES RESULTS FROM ITS CURRENT EXPLORATION DRILL PROGRAMS ON THE

CHIRUMBO, GUADELUPE AND SAN JUVENTINO AREAS OF THE AVINO MINE PROPERTY

Avino Silver & Gold Mines Ltd. (ASM:TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce the following results from nineteen holes of its planned drill programs on the Chirumbo, Guadelupe, and San Juventino areas at the main Avino Mine located on the Avino property, 80 Km northeast of Durango, Mexico. The objective of this drill program was to explore these three targets which were outside of the active mining areas to assess their potential.

“We are very pleased with the drill results from the Chirumbo area to the east of the Elena Tolosa mine as they show grade continuity and further extension of the main Avino vein to the northeast. The results from Guadalupe and San Juventino demonstrate additional mineralization between the current mining areas at Elena Tolosa and the San Gonzalo mines. These are longer-term targets that warrant further investigation and drilling.”

David Wolfin, President and Chief Executive Officer

The first area is in the historical El Chirumbo mining area, which is located at the east end of the Avino vein, and will consist of 10 holes for a planned total of 2,000 metres of NQ drilling, (seven of the ten holes have been drilled). This area was partially mined prior to 1940 and is characterized by gold-rich mineralization in narrow vein (1 metre in width) and the Company believes there is potential to extend the mineralization.

The program has been completed up to Hole ET-17-29, and the results of the seven (7) holes (1,479 metres drilled) are as follows:

Table 1: Summary of Drilling in the Chirumbo area

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-17-23	Avino Vein	81.10 – 88.15	7.05	1.47	27	0.05
	Including	82.00 – 85.75	3.75	2.28	25	0.04
	Foot Wall Breccia	112.40 – 121.25	8.85	0.80	18	0.24
ET-17-24	Avino Vein 1	96.80 – 99.30	2.50	0.18	34.96	0.19
	Avino Vein 2	108.15 – 113.65	5.50	5.18	6.73	0.12
	Foot Wall Breccia	148.10 – 169.40	21.30	0.22	30.95	0.33
	including	148.10 – 152.95	4.85	0.24	35.36	0.51
	and including	163.05 – 169.40	6.35	0.44	44.91	0.31
ET-17-25	Avino Vein	43.80 – 49.60	5.80	4.75	54.59	0.84
	Avino Footwall Breccia	97.25 – 106.05	8.80	0.06	12.61	0.24
	Avino Footwall Stockwork	112.35 – 126.80	14.45	0.12	28.43	0.43
ET-17-26	Avino Vein & Stockwork	56.50 – 74.95	18.45	0.08	81.57	0.05
	Including	62.05 – 68.45	6.40	0.15	116.33	0.04
	Foot Wall Breccia	113.05 – 152.40	39.35	0.24	33.07	0.50
	Including	113.05 – 134.20	21.15	0.28	25.73	0.68
ET-17-27	Foot wall Breccia	157.60 – 196.55	38.95	0.07	14.59	0.31
ET-17-28	Avino Vein	145.35 – 149.70	4.35	0.17	88.14	0.62
	Foot Wall Breccia	201.90 – 205.75	3.85	0.16	50.30	0.29
	Foot Wall Breccia 2	215.25 – 244.75	29.50	0.22	36.63	0.72
	Including	222.05 – 240.80	18.75	0.24	46.26	0.97
ET-17-29	Avino Hanging Wall Stockwork	97.10 – 100.70	3.60	0.25	72.75	0.10
	Avino Vein	106.85 – 112.20	5.35	0.39	124.65	0.11
	Foot Wall Stockwork	116.80 – 121.15	4.35	0.05	70.76	0.36
	Faulted Stockwork	145.15 – 147.10	1.95	0.02	68.26	0.90
	Footwall Breccia	166.85 – 174.85	8.00	0.37	42.94	0.57
	Breccia & Stockwork	239.40 – 248.35	8.95	0.07	10.68	0.20

_________

True Widths cannot be determined with the information available

Avino Silver & Gold Mines Ltd. - News Release – February 6, 2018

Avino Announces Results From Its Current Exploration Drill Programs on the Chirumbo, Guadelupe and San Juventino Areas at the Avino Mine Property

The Chirumbo results are encouraging and support the existence of further vein extensions to the east of the Avino vein system.

The Second area of drilling is located on surface at the west end of the San Gonzalo mine, and was originally planned for six (6) holes; however, an additional hole was drilled, and therefore seven (7) holes targeting the Guadalupe and Avino Veins have been completed (936 metres drilled), with the results as follows:

Table 2: Summary of Drilling in the Guadalupe Area on the Avino Property

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
GPE-17-01	Guadalupe Vein	153.40 – 156.95	3.55	2.29	18.00	0.06
GPE-17-02	Guadalupe Vein	141.70 – 142.90	1.20	0.52	60.74	0.37
GPE-17-03	Guadalupe Vein	78.30 – 81.75	3.45	0.02	2.78	0.04
GPE-17-04	Guadalupe Vein	181.80 – 183.20	1.40	0.20	64.32	0.11
GPE-17-05	Guadalupe Vein	66.75 – 75.95	9.20	1.28	89.46	0.88
GPE-17-06	Guadalupe Vein	107.45 – 109.80	2.35	0.11	23.47	0.21
GPE-17-06	Guadalupe Foot Wall Vein	136.25 – 137.00	0.75	0.13	101.20	0.14
GPE-17-07	Guadalupe Vein	170.25 – 171.60	1.35	0.04	10.89	0.02
GPE-17-07	Guadalupe Vein Foot Wall	272.20 – 278.50	6.30	0.03	2.90	0.00

________

True widths cannot be determined with the information available

The drilling of the Guadalupe Vein has so far provided evidence for depth-constrained mineralization similar in nature to the San Gonzalo Vein. The current view of the narrow vein Guadalupe target, expressed as ranges, is between 300 and 400 thousand tonnes; silver grade between 30 and 50 grams per tonne (“g/t”); gold grade between 0.8 and 1.6 g/t and copper grade between 0.3 to 0.7%.

There has been insufficient exploration to date to estimate a “Mineral Resource”, as such is defined in National Instrument 43-101. There is no certainty that further exploration will result in the identification of Mineral Resources.

The third area drilled is situated where the Avino-San Juventino and the Footwall Breccia intersect, and consists of five (5) holes for a total of 846 metres. The results from these five holes are as follows:

Table 3: Summary of Drilling in the San Juventino area

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
SJV-17-01	Avino Vein	21.65 – 27.80	6.15	0.36	60.74	0.05
	San Juventino Vein	60.95 – 71.00	10.05	0.22	88.31	0.32
	Including	67.15 – 71.00	3.85	0.40	87.55	0.30
SJV-17-02	Avino Vein (Faulted)	7.60 – 11.35	3.75	0.36	99.96	0.07
	San Juventino Stockwork	23.35 – 41.00	17.65	0.16	`57.70	0.26
	including	23.35 – 35.75	12.40	0.17	65.43	0.31
	San Juventino Foot Wall Breccia	51.45 – 72.50	21.05	0.06	18.71	0.21
SJV-17-03	Avino Vein	3.05 – 16.10	13.05	0.18	53.13	0.08
	Including	3.05 – 10.75	7.70	0.22	65.42	0.06
	Breccia & Stockwork	41.55 – 57.55	16.00	0.89	37.00	0.12
	Including	41.55 – 48.85	7.30	0.11	55.18	0.20
	San Juventino Foot Wall Breccia	85.75 – 86.35	0.60	0.50	94.67	0.28
SJV-17-04	Avino Vein (Faulted)	99.35 – 103.15	3.80	0.13	57.41	0.36
	San Juventino Vein	116.60 – 124.25	7.65	0.16	35.67	0.29
	Including	116.60 – 118.95	2.35	0.30	67.19	0.41
SJV-17-05	Avino Vein (Faulted)	19.40 – 26.15	6.75	0.35	84.41	0.13
	Foot Wall Stockwork & Breccia	76.80 – 100.55	23.75	0.07	12.23	0.20

Avino Silver & Gold Mines Ltd. - News Release – February 6, 2018

Avino Announces Results From Its Current Exploration Drill Programs on the Chirumbo, Guadelupe and San Juventino Areas at the Avino Mine Property

The drilling results on San Juventino are encouraging. The vein demonstrates true widths in excess of 10 metres and the close proximity to existing underground infrastructure should be advantageous. The current view of the wide vein San Juventino target, expressed as ranges, is between 700 and 900 thousand tonnes; silver grade between 20 and 45 g/t; gold grade between 0.2 and 0.6 and copper grade between 0.15 to 0.40%.

There has been insufficient exploration to date to estimate a “Mineral Resource”, as such is defined in National Instrument 43-101. There is no certainty that further exploration will result in the identification of Mineral Resources.

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to the assay labs and the other half is retained on-site for verification and reference.

Samples from the diamond drill holes of the program were submitted to the SGS Laboratory facility in Durango, Mexico. The gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values over 10,000 ppm (1%) are are-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino's projects are under the supervision of Michael O’Brien, P.Geo., Senior Principal Consultant, ARANZ Geo, and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

__________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. - News Release – February 6, 2018

Avino Announces Results From Its Current Exploration Drill Programs on the Chirumbo, Guadelupe and San Juventino Areas at the Avino Mine Property

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

“Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this presentation